UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LUXOTTICA GROUP S.p.A.

(Exact name of registrant as specified in its charter)

Republic of Italy	1-10421	98-0231958
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Piazzale Luigi Cardorna 3, Milan, Italy	20123
(Address of principal executive offices)	(Zip Code)

Michael A. Boxer, Esq.

Executive Vice President and Group General Counsel

Piazzale Luigi Cardorna 3

Milan 20123 Italy

Tel: +39 02 8633 4052

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

Luxottica Group S.p.A. (the “Group” or “Luxottica”) is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Ferrari, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino, and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three in the People’s Republic of China, one in India, one in Brazil and one in the United States devoted to the production of sports eyewear.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           CONFLICT MINERALS DISCLOSURE AND REPORT

Luxottica has manufactured and contracted to manufacture products as to which certain Designated Minerals (as defined below) are necessary to the functionality or production of such products.  After exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Luxottica was unable to determine whether the tin, tantalum, tungsten and/or gold (“Designated Minerals”) used in one or more of its products where such Designated Minerals are necessary to such product(s) functionality or production originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo.

A copy of this Form SD and the accompanying Conflict Minerals Report may be found publicly on our internet website at:  http://www.luxottica.com/sites/luxottica.com/files/11590-2-dz.1-5988984-asfiledpdfnhe_1.pdf.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02              EXHIBIT.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as an exhibit to this Form SD.

Section 2 — EXHIBITS

Item 2.01              EXHIBITS

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LUXOTTICA GROUP S.p.A.
(Registrant)

By:	/s/ Massimo Vian
MASSIMO VIAN
Chief Executive Officer for Product and Operations

Dated:  May 11, 2017

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